Amendment to the By-Laws of Ridgestone Financial Services, Inc.

Pursuant to a resolution of the Company's Board of Directors dated January 21, 2003, Section 1 of Article IV of the Company's By-Laws was amended to read in its entirety as follows:

          "SECTION 1 Number. The principal Officers of the Corporation shall be a Chairman of the Board, a President, a Vice-President, and a Secretary, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person, except the offices of President and Secretary and the offices of President and Vice-President."

Pursuant to a resolution of the Company's Board of Directors dated January 21, 2003, Section 5 of Article IV of the Company's By-Laws was amended to read in its entirety as follows (with the existing sections of Article IV of the Company's Bylaws renumbered as appropriate):

          "SECTION 5 Chairman of the Board. The Chairman of the Board, if one be chosen by the Board of Directors, shall preside at all meetings of the Board of Directors and of the shareholders and shall perform all duties incident to the office of the Chairman of the Board of the corporation and such other duties as may be prescribed by the Board of Directors from time to time."